SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

ORTHOVITA, INC.

(Name of Subject Company)

OWL ACQUISITION CORPORATION

(Offeror)

a wholly owned indirect subsidiary of

STRYKER CORPORATION

(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

68750U102

(CUSIP Number of Class of Securities)

Curtis E. Hall

Vice President, General Counsel and Secretary

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 389-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$317,461,377	$36,858

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $3.85 per share of common stock of Orthovita, Inc. (“Orthovita”), par value $0.01 per share, (“Shares”) by 77,028,457 Shares, which is the number of Shares outstanding as of May 13, 2011. The transaction value also includes (i) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding option to acquire Shares from Orthovita with an exercise price less than $3.85 per share, multiplied by the number of outstanding Shares covered by such option, and (ii) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding warrant to acquire Shares from Orthovita, multiplied by the number of outstanding Shares covered by such warrant. As of May 13, 2011, there were 10,114,152 Shares subject to outstanding options to acquire Shares from Orthovita and outstanding warrants to purchase 1,100,000 Shares.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,858	Filing Party:	Stryker Corporation

Form or Registration No.	Schedule TO	Date Filed:	May 27, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☑	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP No. 68750U102

1	NAMES OF REPORTING PERSONS Stryker Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,200,357*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,200,357*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85.9%*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%*
14	TYPE OF REPORTING PERSON (see instructions) CO

* As of the date hereof, includes Shares (as defined below) of Orthovita (as defined below) purchased by Purchaser (as defined below), an indirect wholly owned subsidiary of Stryker (as defined below), in the Offer (as defined below) and accepted for payment by Purchaser. Percentage ownership is calculated based on 77,093,096 Shares outstanding as of June 24, 2011, as reported by Orthovita.

CUSIP No. 68750U102

1	NAMES OF REPORTING PERSONS Owl Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐

(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,200,357*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,200,357*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85.9%*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%*
14	TYPE OF REPORTING PERSON (see instructions) CO

* As of the date hereof, includes Shares of Orthovita purchased by Purchaser, an indirect wholly owned subsidiary of Stryker, in the Offer and accepted for payment by Purchaser. Percentage ownership is calculated based on 77,093,096 Shares outstanding as of June 24, 2011, as reported by Orthovita.

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 27, 2011 (which, together with this Amendment, Amendment No. 1 filed on May 27, 2011, Amendment No. 2 filed on June 3, 2011, Amendment No. 3 filed on June 8, 2011, Amendment No. 4 filed on June 10, 2011, Amendment No. 5 filed on June 14, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Owl Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”), at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction; Item 8. Interest in Securities of Subject Company; Item 11. Additional Information.

Items 1, 4, 8 and 11 of this Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Friday, June 24, 2011. The Depositary for the Offer has advised that, as of the expiration time, 67,512,965 Shares (including 1,312,608 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 87.6% of all outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase. Purchaser will promptly pay for such Shares, at the Offer Price of $3.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes.

Pursuant to the terms and conditions set forth in the previously announced Agreement and Plan of Merger, dated as of May 16, 2011, Stryker intends to complete the acquisition of Orthovita promptly through the merger of Purchaser with and into Orthovita, with Orthovita continuing as the surviving corporation (the “Merger”). As a result of the purchase of Shares in the Offer, Stryker intends to effect the Merger without a meeting of Orthovita’s shareholders through the “short-form” merger procedure available under Pennsylvania law. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held (i) by Orthovita or any wholly owned subsidiary of Orthovita, or by Stryker or by Purchaser or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law with respect to such Shares) will be canceled and converted into the right to receive the same price of $3.85 in cash per Share, without interest and less any applicable withholding taxes, that was paid in the Offer. Following the Merger, Orthovita will become an indirect wholly owned subsidiary of Stryker, and Orthovita’s common stock will cease to be traded on the NASDAQ Global Select Market.

The full text of the press release issued by Parent announcing the expiration and results of the Offer and the anticipated completion of the Merger is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended by adding the following exhibit thereto:

“(a)(5)(E) Press Release, issued by Stryker Corporation, on June 27, 2011”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2011

Stryker Corporation

By:	/s/ Curt R. Hartman
Name: Curt R. Hartman
Title: Vice President, Chief Financial Officer

Owl Acquisition Corporation

By:	/s/ Wayne D. Dahlberg
Name: Wayne D. Dahlberg
Title: Vice President, Finance

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 27, 2011*

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on May 27, 2011 *

(a)(1)(G)	Joint Press Release of Stryker Corporation and Orthovita, Inc. dated May 27, 2011 *

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Complaint filed by Andrew T. Thorn, on behalf of himself and on behalf of all others similarly situated, and derivatively on behalf of Orthovita, Inc., on May 26, 2011, in the Court of Common Pleas of Montgomery County, Pennsylvania *

(a)(5)(B)	Complaint filed by Robert Clayton, on behalf of himself and on behalf of all others similarly situated, on May 31, 2011, in the United States District Court for the Eastern District of Pennsylvania*

(a)(5)(C)

Complaint filed by Adolphina Van Barel, on behalf of herself and on behalf of all others similarly situated, and derivatively on behalf of Orthovita, Inc., on June 6, 2011, in the United States District Court for the Eastern District of Pennsylvania *

(a)(5)(D)	Complaint filed by Warren Tsark derivatively on behalf of Orthovita, Inc., on June 8, 2011, in the Court of Common Pleas of Montgomery County, Pennsylvania*

(a)(5)(E)	Press Release, issued by Stryker Corporation, on June 27, 2011 **

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2011, by and among Orthovita, Inc., Owl Acquisition Corporation and Stryker Corporation *

(d)(2)

Form of Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation, Owl Acquisition Corporation and each of the directors and executive officers of Orthovita, Inc. and Essex Woodlands Health Ventures Fund VII, L.P. *

(d)(3)	Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation, Owl Acquisition Corporation and Essex Woodlands Health Ventures Fund VII, L.P. *

(d)(4)	Confidentiality Agreement, dated as of January 18, 2011, as amended, between Orthovita, Inc. and Stryker Corporation *

(d)(5)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Antony Koblish *

(d)(6)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Maarten Persenaire, M.D. *

(d)(7)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Christopher H. Smith *

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	Filed herewith.